UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number: 001-35454

Vipshop Holdings Limited

No. 20 Huahai Street

Liwan District, Guangzhou 510370

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vipshop Holdings Limited

By :	/s/ Donghao Yang
Name:	Donghao Yang
Title:	Chief Financial Officer

Date: June 6, 2012

EXHIBIT INDEX

Exhibit 99.1 – Press release

Exhibit 99.1

Vipshop Appoints Chief Technology Officer

Guangzhou, China, June 5, 2012 – Vipshop Holdings Limited (NYSE: VIPS), China’s leading online discount retailer for brands (“Vipshop” or the “Company”), today announced the appointment of Mr. Daniel Kao as the Company’s Chief Technology Officer (“CTO”).

Mr. Kao has more than sixteen years’ industry experience with leading e-commerce and Internet companies in the US and China. Before joining Vipshop, Mr. Kao was the director of site operation and quality engineering at eBay Inc. (“eBay”), the worldwide leader in online shopping and payments. During his tenure at eBay, Mr. Kao focused on customer service enhancements, as well as online branding and organization growth strategies. Prior to that, he was the enterprise architect for Acellops which provides integrated data center and cloud service monitoring software solutions to enterprises and service providers. In 2007, he co-founded AdChina Ltd., a leading integrated Internet advertising platform in China, where he also served as the CTO. Earlier in his career, he worked at eBay as a principle software engineer and software development manager for seven years. Mr. Kao received a bachelor’s degree in computer science from Iowa State University.

“We are excited to have Daniel join our team and leverage his extensive technical expertise,” commented Mr. Eric Shen, Chairman and CEO of Vipshop. “With his wealthy technical and operational experience at leading e-commerce and Internet companies, Daniel possesses the knowledge and skills in IT infrastructure needed to further expand and manage Vipshop’s expansive IT platform. We look forward to fully leveraging his technical expertise and management capabilities as Vipshop continues to expand its presence throughout China.”

About Vipshop Holdings Limited

Vipshop Holdings Limited is China’s leading online discount retailer for brands. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vipshop.com

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email: IR@Vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@Vipshop.com